UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 16, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Credit Agreement

On June 16, 2022, Fundrise SFR Portfolio 3, LLC (the “Borrower LLC”) and certain of its co-investment subsidiaries (collectively, the “Borrowers”) entered into a Credit Facility Agreement (the “Credit Facility Agreement”) with Metropolitan Life Insurance Company and Metropolitan Tower Life Insurance Company (collectively, the “Lenders”), and the lenders from time to time party thereto. Borrower LLC is an indirect subsidiary of a joint venture (the “SFR JV”) between Fundrise Growth eREIT VII, LLC and Fundrise Real Estate Interval Fund, LLC that was formed to make co-investment transactions in various individual and/or portfolios of assets through one or more wholly-owned subsidiaries.

The Credit Facility Agreement provides that an aggregate committed principal amount of $240 million is available to the Borrowers. The Borrowers have twelve months to draw on the Credit Facility Agreement, and during that time will pay a monthly Commitment Fee in the amount of 0.25% per annum.

Advances under the Credit Facility Agreement are made based upon a borrowing base that assigns an advance rate of the lesser of 72% of the appraised value or 90% of the cost of the property for a stabilized property, or 72% of the cost of a non-stabilized property. If a non-stabilized property fails to be leased within three months following it being in “rent ready” status (thirty days after the acquisition date), then the advance will be reduced to 50% of the cost of the property. The loan under the Credit Facility Agreement accrues interest at a per annum rate equal to 4.10%.

The Credit Facility Agreement has a scheduled maturity date of June 16, 2027.

The Credit Facility is secured by all assets of the Borrowers, including real estate properties owned by the Borrowers, and, following a mortgage recordation event (as provided for in the Credit Facility Agreement), first lien mortgages on the real estate properties. The Credit Agreement contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, acceleration of other material indebtedness, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 23, 2022